PEER REVIEW MEDIATION AND ARBITRATION, INC.

1450 S. Dixie Highway

Suite 230

Boca Raton, Florida 33432

April 1, 2009

VIA EDGAR

Scott M. Anderegg, Esq.

Staff Attorney

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Peer Review Mediation and Arbitration, Inc.
Form S-1 Registration Statement
SEC Registration No. 333-154898
File No. 000-52712

Dear Mr. Anderegg:

In relation to your verbal request of today relating to the above referenced registration statement, please be advised that:

          (a)      Peer Review Mediation and Arbitration, Inc. (the “Issuer”) is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced registration statement and all amendments thereto;

          (b)      the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          (c)      we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

PEER REVIEW MEDIATION AND ARBITRATION, INC.

s/Willis Hale

Willis Hale,

Chief Executive Officer